

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 26, 2016

<u>Via E-mail</u>
Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10119-4015

> **Re:** **Lexington Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-12386**

Dear Mr. Carroll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K 2.02 filed on May 6, 2016</u>

<u>Exhibit 99-1</u>

1.   We note that you disclose non-GAAP numbers such as same store NOI and total NOI, and several ratios that are calculated using non-GAAP numbers such as Net Debt / EBITDA. However, it does not appear you have provided reconciliations for each non-GAAP financial measure provided, or used in the calculations, nor shown the measures or ratios as calculated using the most directly comparable GAAP financial measures. In future filings please ensure all non-GAAP numbers are provided in accordance with the requirements of Item 10(e) of Regulation S-K.

Form 10-Q filed on May 5, 2016

Funds from operations, page 27

2.   We note your presentation of Company FFO available to common shareholders and unitholders – diluted and your highlighting of this number in your press releases that contained your quarterly earnings and supplemental operating and financial data. In future filings, for a clearer disclosure please label this number: Adjusted FFO available to all equityholders and unitholders – diluted

Form 10-K filed on February 25, 2016

Notes to consolidated financial statements, page 68

(8) Fair value measurements, page 78

3.   It appears that you determine the fair value of impaired real estate assets using internal valuation methods. Please tell us how you have complied with ASC 820-10-50-2(bbb), or tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities